1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR AUGUST 2023 Signy, Switzerland, September 7, 2023 New data from Global Blue reveals that the overall global dynamic recovery for Tax Free Shopping has remained stable in Continental Europe, with a continued acceleration in Asia Pacific. Globally, issued Sales in Store like-for-like recovery reached 119%1 in August versus 121%1 in July and 118%1 in Q2 2023. A stable recovery in Continental Europe In Continental Europe, the recovery remains generally stable, with a slight softening to 114%1 in August vs. 118%1 in July and 121%1 in Q2 2023. Excluding Mainland Chinese and Russian shoppers, recovery would have reached 158%1 in August. In terms of origin markets, US residents have maintained a strong level of recovery, reaching 261%1 in August vs. 257%1 in July and 270%1 in Q2 2023. In contrast, Gulf Cooperation Council shopper recovery has marginally softened to 170%1 in August vs. 221%1 in July and 224%1 in Q2 2023. This is mainly attributed to a high basis of comparison, owing to the Eid al-Adha celebration in August 2019 when the base of shoppers was significantly inflated, while this year’s celebration occurred in June. Regarding destination markets, August witnessed an overall stable recovery across most destinations, with Greece at 165%1, France at 134%1, Italy at 124%1, Spain at 122%1 and Switzerland at 116%1. A sustained recovery in Asia Pacific In Asia Pacific, the recovery rate remains at high levels, reaching 133%1 in August vs. 134%1 in July and 111%1 in Q2 2023. When excluding Mainland Chinese shoppers (who represented 55% of Sales in Store in the region in 2019), the recovery would have reached 175%1 in August. Regarding origin markets, Mainland Chinese shoppers, along with Hong Kong and Taiwan residents, continued to drive the strong recovery in Asia Pacific. Mainland Chinese shoppers surpassed 2019 levels for the first time, with a recovery rate reaching 109%1 in August vs. 100%1 in July and 60%1 in Q2 2023. The recovery for Hong Kong and Taiwan residents remains solid, reaching 461%[1] in August vs. 393%[1] in July and 395%[1] in Q2 2023. Following closely are North East Asia residents, with a recovery rate of 195%[1] in August vs. 191%[1] in July and 150%[1] in Q2 2023.

When examining **destination markets**, Japan continues to take the lead with a Sales in Store like-for-like recovery propelling to 189%[1] in August, followed by South Korea at 112%[1].

A gradual recovery for Mainland Chinese shoppers

In August, the Sales in Store like-for-like recovery of Mainland China shoppers within the **Asia Pacific region** was very strong, reaching 109%[1]. This was driven by the progressive increase in air capacity (55%[2]) and a significant increase in the average spend per shopper (110%[3]) vs. 2019.

In contrast, the Sales in Store like-for-like recovery of Mainland China shoppers in **Continental Europe** reached 41%[1] despite a 54%[2] air capacity recovery. The main reasons explaining this slower performance in Continental Europe are the lead time required for visa issuance, the absence of group travel so far and a more moderate increase in average spend per shopper at 46%[3]. This more moderate increase in recovery could be attributed to a higher presence of the younger generation shoppers in Continental Europe, with less purchasing power, as well as less favorable exchange rates for Chinese shoppers in Continental Europe compared to Asia Pacific.

APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	August 2023	July 2023	June 2023	May 2023	April 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Continental Europe	114%	118%	130%	121%	110%	109%	104%	101%	75%	53%
Asia Pacific	133%	134%	125%	110%	99%	87%	80%	51%	39%	16%
TOTAL	119%	121%	128%	118%	106%	101%	97%	89%	65%	40%

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

1 Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).

2 Air capacity: ForwardKeys data platform – August 2023

3 Mainland Chinese shoppers increase of average spend per international shopper versus 2019

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MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

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Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, August 2023, Source: Global Blue

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